Exhibit (C.2)

Valuation Analysis

BACKGROUND OF THE COMPANY

Overview of IMT

Applied Magnetics Corp. (“Applied Magnetics”), IMT’s predecessor company, was organized in 1957 and engaged in the business of manufacturing magnetic recording heads for the disk drive industry. Applied Magnetics filed for protection under Chapter 11 of the U.S. Bankruptcy code on January 7, 2000 and exited Chapter 11 on November 16, 2001 under a court approved plan of reorganization. Upon exiting Chapter 11, Applied Magnetics changed its name to Innovative Micro Technology, Inc. and changed its business focus to the design and manufacture of micro-electro-mechanical system (MEMS) devices. The Company’s three additional lines of business include (i) Santa Barbara Tool & Die, (ii) Insight Analytical, and (iii) leasing of excess space in its owned facility under long-term lease contracts. IMT’s customers include MEMS and wafer, machine shop tool and die, tenants of excess building space, and analytical lab service customers. The Company is incorporated in Delaware and is headquartered in Goleta, California.

Lines of Business

Below is a more detailed summary of IMT’s lines of business:

•                                          MEMS (83.9% of LTM 12/31/05 Revenue) — MEMS devices are made using modern wafer-processing technology, similar to that used in making silicon electronic devices or thin-film recording heads for magnetic storage devices. What distinguishes MEMS devices is that they include moving components. By using wafer techniques, the performance of mechanical systems can be enhanced due to their smaller size and/or complexity. MEMS devices can be manufactured at a lower cost due to the large number of devices that can be made on a single wafer.

Common uses for MEMS devices are automotive air-bag sensors (accelerometers), pressure and airflow sensors, and ink-jet printer heads. The Company’s business activity is at the product development phase for most of its customers. The Company currently has two customer’s products that are in production. The Company fabricates MEMS products on a six-inch silicon wafer which, depending upon the size of the individual part, is cut into multiple finished parts referred to as dies. The Company’s products are sold in the United States, Canada and Japan by its direct sales personnel.

•                                          Santa Barbara Tool & Die (10.6% of LTM 12/31/05 Revenue) — Santa Barbara Tool & Die is a precision machining and tooling service that provides customers with prototyping, development and production tool and die manufacturing. Santa Barbara Tool & Die’s technology permits high precision manufacturing of tooling, featuring electron-discharge machining (EDM), which includes metals and ceramics capabilities.

•                                          IMT Analytical (0.8% of LTM 12/31/05 Revenue) — IMT Analytical is a precision semiconductor and MEMS analysis service provider. IMT Analytical’s laboratory technology includes electron microscopy in a variety of forms and a focused ion beam tool which can precisely make three-dimensional cuts in samples to reveal detailed information as to dimension, material makeup, and material crystal properties.

•                                          Leasing of Excess Space (4.7% of LTM 12/31/05 Revenue) — The Company has approximately 51,000 square feet of building space available to lease. As of October 1, 2005, approximately 31,000 square feet were under long term lease arrangements with annual rental income of approximately $0.5 million.

Revenue By Segment

Business Line	2003	2004	2005	LTM 12/31/05
MEMS	73.7%	82.2%	80.9%	83.9%
Santa Barbara Tool & Die	13.8%	11.9%	12.6%	10.6%
IMT Analytical	3.1%	0.7%	1.1%	0.8%
Rental Income	9.4%	5.3%	5.4%	4.7%
Total	100.0%	100.0%	100.0%	100.0%

Revenue By Customer

	Revenue per Customer (%)
Customer	FY2003	FY2004	FY2005
L-3 Communications	0.0%	40.0%	18.0%
Simpler Networks	0.0%	0.0%	13.0%
QUALCOMM	0.0%	3.0%	11.0%
OCCAM Networks	9.0%	5.0%	5.0%
Marubeni Solutions	13.0%	4.0%	3.0%
Turnstone Systems	12.0%	0.0%	0.0%
DARPA Assistance Ageement	11.0%	11.0%	0.0%
Galaxy Scentific	14.0%	1.0%	0.0%
Spectra	9.0%	1.0%	0.0%
Other	32.0%	35.0%	50.0%
	100.0%	100.0%	100.0%

Source: Company filed Form 10-K.

MEMS INDUSTRY OVERVIEW

Micro-Electro-Mechanical Systems (MEMS) is the integration of mechanical elements, sensors, actuators, and electronics on a common silicon substrate through micro-fabrication technology. While the electronics are fabricated using integrated circuit process sequences (e.g., CMOS, Bipolar, or BICMOS processes), the micromechanical components are fabricated using compatible micromachining processes that selectively etch away parts of the silicon wafer or add new structural layers to form the mechanical and electromechanical devices.

Microelectronic integrated circuits can be thought of as the brains of a system and MEMS augments this decision-making capability with eyes and arms, to allow micro-systems to sense and control the environment. Sensors gather information from the environment through measuring mechanical, thermal, biological, chemical, optical, and magnetic phenomena. The electronics then process the information derived from the sensors and through some decision making capability direct the actuators to respond by moving, positioning, regulating, pumping, and filtering, thereby controlling the environment for some desired outcome or purpose. Because MEMS devices are manufactured using batch fabrication techniques similar to those used for integrated circuits, unprecedented levels of functionality, reliability, and sophistication can be placed on a small silicon chip at a relatively low cost

Applications

There are numerous possible applications for MEMS. Below are a few current applications:

•                                          Biotechnology — MEMS is enabling new discoveries in science and engineering such as the Polymerase Chain Reaction (PCR) microsystems for DNA amplification and identification, micromachined Scanning Tunneling Microscopes (STMs), biochips for detection of hazardous chemical and biological agents, and microsystems for high-throughput drug screening and selection.

•                                          Communications — High frequency circuits are benefiting from the advent of the RF-MEMS technology. Electrical components such as inductors and tunable capacitors can be improved significantly compared to their integrated counterparts if they are made using MEMS. With the integration of such components, the performance of communication circuits will improve, while the total circuit area, power consumption and cost will be reduced. In addition, the mechanical switch, as developed by several research groups, is a key component with huge potential in various microwave circuits.

•                                          Accelerometers — MEMS accelerometers are quickly replacing conventional accelerometers for crash air-bag deployment systems in automobiles. The conventional approach uses several bulky accelerometers made of discrete components mounted in the front of the car with separate electronics near the air-bag; this approach costs over $50 per automobile. MEMS have made it possible to integrate the accelerometer and electronics onto a single silicon chip at a cost between $5 and $10. These MEMS accelerometers are much smaller, more functional, lighter, more reliable, and are produced for a fraction of the cost of the conventional macro-scale accelerometer elements.

Industry Statistics

Financial Summary

A summary of the Company’s historical operating performance is set forth below:

Financial Summary

($ in millions)	Fiscal Year Ending October 1,			6 Months Ending,		LTM
	2003	2004	2005	4/2/05	4/1/06	4/1/06
Revenue
MEMS	$4.1	$8.3	$8.3	$5.6	$11.8	$14.6
Santa Barbara Tool & Die	0.8	1.2	1.3	0.0	0.0	1.3
IMT Analytical	0.2	0.1	0.1	0.0	0.0	0.1
Rental Income	0.5	0.5	0.6	0.3	0.3	0.6
Total Revenue	$5.5	$10.1	$10.3	$5.9	$12.1	$16.5
Growth %	—	82.9%	1.8%	—	106.5%	—

Cost of Revenue
MEMS	$5.3	$9.9	$11.1	$6.1	$10.2	$15.2
Santa Barbara Tool & Die	0.7	1.0	1.0	0.0	0.0	1.0
IMT Analytical	0.1	(0.0)	(0.1)	0.0	0.0	(0.1)
Rental Income	0.2	0.1	0.1	0.1	0.0	0.1
Total Cost of Revenue	$6.3	$11.0	$12.1	$6.1	$10.3	$16.3

Gross Profit (Loss)
MEMS	$(1.3)	$(1.6)	$(2.7)	$(0.5)	$1.6	($0.7)
Santa Barbara Tool & Die	0.1	0.2	0.3	0.0	0.0	0.3
IMT Analytical	0.0	0.1	0.2	0.0	0.0	0.2
Rental Income	0.4	0.4	0.4	0.2	0.2	0.5
Total Gross Profit (Loss)	$(0.8)	$(0.9)	$(1.8)	$(0.3)	$1.8	$0.3
Margin %	—	—	—	(4.6)%	14.9%	—

Research & Development	0.9	0.5	0.2	0.1	0.2	0.3
SG&A	2.4	1.8	1.8	0.8	1.0	1.9
Income (Loss) from Operations	(4.1)	(3.2)	(3.8)	(1.2)	0.6	(2.0)
Margin %	—	—	—	—	—	—

Depreciation & Amortization	1.2	1.2	1.2	0.6	0.5	1.1

EBITDA	(3.0)	(2.0)	(2.6)	(0.6)	1.0	(0.9)
Margin %	—	—	—	(11.1)%	—	—

Balance Sheet

($ in millions)	As of	As of	As of
	10/1/05	12/31/05	4/1/06
Cash	$9.3	$7.6	$7.5
Accounts Receivables, net	2.1	2.7	3.8
Inventory	0.0	0.7	0.8
Prepaid Expenses & Other	0.6	0.6	0.6
Total Current Assets	$12.0	$11.6	$12.6

PP&E, net	16.9	17.2	17.4
Other Assets	0.4	0.5	0.5
Total Assets	$29.3	$29.3	$30.4

Accounts Payable & Accrued Expenses	0.6	1.0	2.3
Other Current Liabilities	2.1	2.1	1.2
Total Current Liabilities	$2.7	$3.1	$3.5

Long-Term Debt	9.8	9.8	9.7
Other Liabilities	0.0	0.0	0.0
Total Liabilities	$12.6	$13.0	$13.3

Preferred Stock	13.7	13.9	14.2

Total Stockholders’ Equity	3.0	2.3	3.0

Total Liabilities & Stockholders’ Equity	$29.3	$29.3	$30.4

VALUATION METHODOLOGIES

In order to evaluate a fair Transaction Consideration range, IC:

•                                          estimated a reasonable range of the fair market value (“FMV”) of the total enterprise value (“TEV”) of the Company;

•                                          estimated a reasonable range of the equity value of the Company, based on the Company’s balance sheet as of April 1, 2006.

IC employed different valuation methodologies to approximate the FMV of the TEV of the Company. IC believes the most appropriate valuation methodologies are: (i) the Market Approach - Multiple Analysis; and (ii) the Discounted Cash Flow Approach (“DCF”).

As part of the analysis, IC assumed that IMT will execute a sale/leaseback transaction for the Robin Hill Business Park in order to raise capital to meet its future financing needs. Estimated annual rent expense, including triple net, is outlined below:

Estimated Annual Rent Expense

Date	Market Rent per Square Foot	CPI(1)		Est. Triple Net per Square Foot(2)	Occupied Square Feet		Estimated Annual Rent Expense
2/2/04(3)	$14.00	—		$3.00	78,000		$1,326,000
12/31/04	14.38	2.7%		3.00	78,000		1,355,484
12/31/05	14.87	3.4%		3.00	78,000		1,393,614
12/31/06	15.31	3.0	%(4)	3.00	78,000		1,428,403
12/31/07	15.77	3.0	%(4)	3.00	109,000	(5)	2,046,175
12/30/08	16.25	3.0	%(4)	3.00	109,000	(5)	2,097,750
12/30/09	16.73	3.0	%(4)	3.00	109,000	(5)	2,150,872
12/30/10	17.23	3.0	%(4)	3.00	109,000	(5)	2,205,588

(1)          2004 and 2005 actual CPI-U per the Bureau of Labor Statistics.   CPI rent adjustment is standard in comparable leases.

(2)          Based on Cushman & Wakefield of California, Inc. appraisal of Robin Hill Business Park dated 2/2/04.

(3)          Rounded market price per square foot of comparable properties based on Cushman & Wakefield of California, Inc. appraisal of Robin Hill Business Park dated 2/2/04.

(4)          Estimated.

(5)          Management estimate.

Market Approach

The Market Approach is a valuation technique in which the FMV is estimated based on market prices in actual transactions and on asking prices for currently available assets. Market prices include, among others, price quotes of publicly traded shares, and prices paid in previous precedent acquisitions. The valuation process is essentially that of comparison and correlation between the subject asset and other similar assets. Consideration such as similarity, exposure to macroeconomic and/or specific industry factors, location, and time of sale of similar assets are compared to the subject asset to indicate a current value of the subject asset. Additionally, for this approach to be reliable, there are two requisites: (i) an active public market; and (ii) an exchange of comparable assets.

Due to a lack of publicly available financial information regarding acquisition multiples of precedent acquisitions in the MEMS industry, IC was unable to evaluate IMT on a precedent acquisitions basis, and therefore, relied solely on multiple analysis with regard to the Market Approach.

Multiple Analysis

The Market Approach, utilizing market multiples, indicates the FMV of a business by comparing it to publicly-traded companies in similar lines of business, or with similar risk-return profiles (“Comparables”). The value of different businesses can often be stated in relative terms, such as a multiple of: (i) revenue; (ii) earnings before interest, taxes, depreciation and amortization (“EBITDA”); (iii) earnings before interest and taxes (“EBIT”); (iv) free cash flow (“FCF”); or (v) net book value of assets (collectively, the “Market Multiples”). Market Multiples for companies operating in an industry are in part determined by the similar external market conditions that they face (the common opportunities and threats) and in part by each company’s internal factors (its own strengths and weaknesses).

The conditions and prospects of companies in similar lines of business depend on common factors such as overall demand for their products and services. Therefore, an analysis of the Market Multiples of companies engaged in similar businesses or in businesses that have similar risk-return profiles yields insight into investor perceptions regarding their return requirements and, therefore, the value of the subject.

Analysis

Outside investors, potential acquirers and stockholders in IMT will look to public companies that are similar to the Company to provide guidance on valuation. In the case of the Company, there are several U.S. and international publicly traded MEMS related companies that we deemed to be similar. In selecting the Comparables, we searched comprehensive lists and directories of public companies. The primary sources used to produce the list of Comparables included:

•              Capital IQ;

•              Bloomberg; and

•              Hoover’s.

Certain determinant factors were: (i) the company had to provide products or services for the MEMS or similar industries; (ii) the company had to make its financial information public; and (iii) the company was required to have an active trading market to measure public perception. The Comparables selected were:

Direct MEMS Companies

•              Amkor Technology, Inc. (NasdaqNM: AMKR)

•              DALSA Corp. (TSX: DSA)

•              Measurement Specialties, Inc. (NasdaqNM: MEAS)

•              MEMS Technology Bhd (KLSE: MEMS)

•              MEMS USA, Inc. (OTCBB: MEMS)

•              MEMSCAP S.A. (ENXTPA: MEM)

Semiconductor Foundries

•              Chartered Semiconductor Manufacturing Ltd. (NasdaqNM: CHRT)

•              Semiconductor Manufacturing International Corp. (NYSE: SMI)

•              Taiwan Semiconductor Manufacturing Co. Ltd. (NYSE: TSM)

•              United Microelectronics Corp. (NYSE: UMC)

Diversified Component Manufacturers

•              Analog Devices Inc. (NYSE: ADI)

•              Dover Corp. (NYSE: DOV)

•              LSI Logic Corp. (NYSE: LSI)

•              RF Micro Devices Inc. (NasdaqNM: RFMD)

•              Skyworks Solutions Inc. (NasdaqNM: SWKS)

•              Texas Instruments Inc. (NYSE: TXN)

The following is a brief description of the business operations for the selected Comparables:

Direct MEMS Companies

Amkor Technology, Inc. (NasdaqNM: AMKR)

Amkor Technology, Inc. provides advanced semiconductor assembly and test services in the United States and internationally. It offers a range of package formats and services primarily in leadframe and laminate families. Its leadframe package types comprise SOIC and QFP, which support various device types and applications, as well as leadframe package offerings consist of MicroLeadFrame family of QFN, or Quad Flat No-lead packages for radio frequency and wireless applications. In addition to other services, the company also offers turnkey flip chip solutions, including wafer probe, wafer bumping, packaging, and test and drop ship on 200mm and 300mm wafers, as well as provides outsourced packages based on MEMS that are used in a range of industrial and consumer applications, including automobiles and home entertainment. Amkor is headquartered in Chandler, Arizona.

DALSA Corp. (TSX: DSA)

DALSA Corporation, through its subsidiaries, engages in the design, development, manufacture, and marketing of digital imaging products and solutions, and semiconductor products and services. It also provides specialized wafer foundry services. The company offers integrated circuit and electronics technology, image processing hardware and software, and engineered semiconductor wafer processing services. Its products include image sensor components; electronic digital cameras; vision processing hardware components; image processing software algorithms; and semiconductor wafer foundry services for use in MEMS, high-voltage semiconductors, image sensors, and mixedsignal CMOS chips. The company’s products are used in manufacturing machines, including semiconductor foundries; automated machines for manufacturing electronic components and boards, digital x-ray equipment, DNA based laboratory test equipment, industrial automated manufacturing systems, professional photography, and other industrial applications. It provides its products and services in Canada, the United States, Europe, Middle East, and Asia Pacific. DALSA was founded in 1980 and is headquartered in Waterloo, Canada.

Measurement Specialties, Inc. (NasdaqNM: MEAS)

Measurement Specialties, Inc. engages in the design and manufacture of sensors and sensor-based consumer products. The company operates in two segments, Sensor and Consumer Products. The Sensor segment designs and manufactures sensors for original equipment manufacturers. Its sensor technologies include piezoresistive silicon sensors, application-specific integrated circuits, micro-electromechanical systems (MEMS), piezoelectric polymers, foil strain gauges, force balance systems, fluid capacitive devices, linear and rotational variable differential transformers, electromagnetic displacement sensors and ultrasonic sensors. The Consumer Products segment designs and manufactures sensor-based consumer products that are sold to retailers and distributors in both the United States and Europe. Consumer products include bathroom and kitchen scales, tire pressure gauges, and distance estimators. The company sells its products primarily in North America, Europe, the Middle East, and Asia. Measurement Specialties was organized in 1981 and is headquartered in Hampton, Virginia.

MEMS Technology Bhd (KLSE: MEMS)

Mems Technology Bhd, through its subsidiaries, engages in the designing, developing, testing and assembling, packaging, and manufacturing microelectro-mechanical systems (MEMS) primarily in Malaysia. Its products include silicon microphone, pressure sensor, accelerometer, binary lens, thermopile, thermpile array, and ASIC. The company’s products are used in various industries, including automotive, consumer, healthcare and life sciences, industrial and aerospace, navigation systems, scientific analytical instruments, and telecommunications. The company is based in Selangor Darul Ehsan, Malaysia.

MEMS USA, Inc. (OTCBB: MEMS)

MEMS USA, Inc., a development stage company, engages in the development, manufacture, and marketing of engineered products and systems, and plants for the energy, oil, and natural gas industries worldwide. The company provides micro-electromechanical systems (MEMS) for scientific and engineering companies. It has developed instrumentation, blending skids, and filtration systems, as well as an acoustic viscometer that utilizes sound waves traveling through a fluid stream to determine the fluid’s viscosity. MEMS USA produces particulate filtration equipment, as well as vacuum dehydration and coalescing systems that are utilized to remove water from ground based turbine engine oil. The company also distributes various industrial pumps, valves, and instrumentation. In addition, it constructs various aviation and refueling systems, including helicopter refueling systems and commercial marine vessels refueling systems for chemical plants, refineries, power plants, and other industrial applications. The company markets its products through direct sales force and commissioned sales representatives. MEMS USA is based in Westlake Village, California.

MEMSCAP S.A. (ENXTPA: MEM)

MEMSCAP S.A. provides solutions based on micro-electromechanical systems (MEMS). The company’s solutions include components, component designs, and manufacturing and related services. It provides wireless communications solutions that enable the placement of RF-MEMS devices directly on top of the IC; optical solutions, including optical switches, variable optical attenuators, digital variable optical attenuators, and multi wavelength switching and monitoring; and various multi-application sensors for the development of aerospace/defense, medical/biomedical, and energy-related equipment. In addition, MEMSCAP offers CAD software tools for the development and test of MEMS-based products. Its MEMS design tool suites include MEMS Xplorer for UNIX workstations and MEMS Pro for PC operating systems. The company’s customers include network equipment suppliers, medical equipment manufacturers, aircraft manufacturers, cosmetics companies, and wireless IC developers, as well as specialized system houses, research institutes, and universities. MEMSCAP was founded in 1997 and is headquartered in Bernin, France.

Semiconductor Foundries

Chartered Semiconductor Manufacturing Ltd. (NasdaqNM: CHRT)

Chartered Semiconductor Manufacturing, Ltd. provides wafer fabrication services and technologies to semiconductor suppliers and systems companies primarily in North America, Europe, and Asia. It manufactures logic semiconductor wafers primarily for the communication, computer, and consumer markets, as well as makes mixed-signal semiconductor wafers using both CMOS and BiCMOS processes. The company also produces standalone memory devices, including EPROM, EEPROM, SRAM, and Flash memory; and embedded memory, including eSRAM, eEEPROM, and eFLASH memories. In addition, it provides assembly and test services to its customers. The company was founded in 1987 and is based in Singapore.

Semiconductor Manufacturing International Corp. (NYSE: SMI)

Semiconductor Manufacturing International Corporation (SMIC) operates as a semiconductor foundry that provides integrated circuit manufacturing services to customers worldwide. The company provides semiconductor fabrication services for various devices, such as logic technologies, including standard logic, mixed-signal, RF, and high voltage circuits; memory technologies, including DRAM, SRAM, Flash, and EEPROM; and specialty technologies, including LCoS and CIS. SMIC provides various value-added services that include design services, mask making, IC manufacturing, and assembly and testing. In addition, its service offerings include a portfolio of intellectual property consisting of libraries and circuit design blocks, design support, mask-making, wafer probing, gold/solder bumping, and redistribution layer manufacturing. The company was founded in 2000 and is headquartered in Shanghai, China.

Taiwan Semiconductor Manufacturing Co. Ltd. (NYSE: TSM)

Taiwan Semiconductor Manufacturing Company Limited engages in the design, manufacture, sale, packaging, and testing of integrated circuits and other semiconductor devices, as well as in the manufacture of masks. It offers various wafer fabrication processes, including processes to manufacture complementary metal oxide silicon (CMOS) logic, mixed-signal, radio frequency and embedded memory, and BiCMOS mixed-signal and other semiconductors. The company’s semiconductor products include logic, mixed-signal, memory, CMOS image sensor, and high voltage semiconductors. Taiwan Semiconductor was founded in 1987 and is headquartered in Hsinchu, Taiwan.

United Microelectronics Corp. (NYSE: UMC)

United Microelectronics Corp. operates as a semiconductor foundry in Taiwan. It manufactures integrated circuits for fabless design companies, integrated device manufacturers, and system companies operating in various industries, such as communication, consumer electronics, computer, and memory. The company also offers subcontracted assembly and test services. The Company was founded in 1980 and is headquartered in Hsinchu City, Taiwan.

Diversified Component Manufacturers

Analog Devices Inc. (NYSE: ADI)

Analog Devices, Inc. engages in the design, manufacture, and marketing of analog, mixed-signal, and digital signal processing integrated circuits. These integrated circuits are used in signal processing for industrial, communication, computer, and consumer applications. The company’s products converts temperature, motion, pressure, light, and sound into electrical signals to be used in various electronic equipment, such as industrial process control equipment, factory automation systems equipment, defense electronics, cellular communications, base stations, central office equipment, wireless telephones, computers, automobiles, CAT scanners, digital cameras, and DVD players. The company was founded in 1965 and is headquartered in Norwood, Massachusetts.

Dover Corp. (NYSE: DOV)

Dover Corporation manufactures industrial products and manufacturing equipment in the US and Europe. It operates in six segments: Diversified, Electronics, Industries, Resources, Systems, and Technologies. Dover Corporation was incorporated in 1947 and is based in New York City.

LSI Logic Corp. (NYSE: LSI)

LSI Logic Corporation engages in the design, development, and marketing of semiconductors and storage systems primarily in the United States. It operates through two segments, Semiconductor and Storage Systems. Semiconductor segment provides custom solutions and standard products to customers in storage and consumer markets. Its storage components are used in data transmission and storage between a host computer and peripheral devices, such as magnetic and optical disk drives, scanners, printers and disk, and tape-based storage systems. Storage Systems segment engages in the design and development of storage systems, sub-assemblies, and storage management software. This segment offers a broad line of open and modular storage products, including complete systems and sub-assemblies from modular components, such as our storage controller modules, disk drive enclosure modules, and related management software. LSI was incorporated in 1980 and is headquartered in Milpitas, CA.

RF Micro Devices Inc. (NasdaqNM: RFMD)

RF Micro Devices, Inc. engages in the design, development, manufacture, and marketing of proprietary radio frequency components and system level solutions for wireless communications products and applications. The company offers various products, including power amplifiers; mixers; modulators/demodulators and single chip transmitters; Bluetooth products; and receivers and transceivers. It develops components for satellite radio and global positioning systems (GPS); and solutions for handsets, personal digital assistants, handheld navigation applications, and telematics systems. The company’s infrastructure products consist of components for wireless base stations, quadrature modulators, and driver amplifiers. The Company was founded in 1991 and is headquartered in Greensboro, North Carolina.

Skyworks Solutions Inc. (NasdaqNM: SWKS)

Skyworks Solutions, Inc. provides radio solutions and precision analog semiconductors to mobile communications customers. Its front-end modules, radio solutions, and multimode transceivers are used in multimedia handsets and wireless networking platforms. The company also offers a portfolio of linear products for various applications, including automotive, broadband, consumer, industrial, infrastructure, medical, military, radio frequency identification, satellite, and wireless data. It has operations in Asia, Europe, and North America. Skyworks Solutions was incorporated in 1962 and is headquartered in Woburn, Massachusetts.

Texas Instruments Inc. (NYSE: TXN)

Texas Instruments Incorporated provides digital signal processor and analog technologies for signal processing requirements. The company operates in three segments: Semiconductor, Sensors and Controls, and Educational and Productivity Solutions. The Semiconductor segment designs, manufactures, and sells individual transistors and integrated circuits. This segment also designs and manufactures other types of semiconductors, such as digital light processing devices, microcontrollers, and standard logic devices. Its semiconductor products are used in communications, computing, consumer electronics, industrial, and automotive markets. The Sensors and Controls segment designs and manufactures sensors for use in pressure sensing for the heating/ventilation/air conditioning, automotive, and industrial markets; and radio frequency identification systems. This segment also provides controls, motor protectors, and thermostats to prevent damage from overheating and fires in aircraft, commercial heating and air-conditioning systems, refrigerators, cars, lighting, and industrial applications. The Educational and Productivity Solutions segment supplies graphing handheld calculators. Texas Instruments operates in the United States, Asia, Europe, and Japan. The company was founded in 1930 and is headquartered in Dallas, Texas.

The tables below provide a summary of the selected Comparables and their relevant market multiples.

Comparable Company Analysis — Trading

($ in millions, except stock price data)	Stock
	Price	Market			Enterprise Value /
	as of	Value	Total	Enterprise	LTM	LTM	LTM
	6/6/06	of Equity	Debt	Value	Revenue	EBITDA	EBIT
Direct MEMS Companies
Amkor Technology Inc.	$9.55	$1,690.2	$2,117.9	$3,581.9	1.54x	7.84x	17.62x
DALSA Corp.	13.87	$261.0	17.5	277.9	1.84x	11.80x	29.08x
Measurement Specialties Inc.	26.04	$359.7	25.3	370.8	2.27x	13.41x	17.14x
Mems Technology Bhd	0.12	$75.2	0.9	70.1	5.55x	13.72x	19.58x
Mems USA Inc.	2.40	$46.5	1.1	47.6	5.64x	NA	NA
MEMSCAP S.A.	24.60	$112.0	13.2	118.1	8.27x	NA	NA

High	- -	- -	- -	- -	8.27x	13.72x	29.08x
Mean	- -	- -	- -	- -	4.18x	11.69x	20.86x
Low	- -	- -	- -	- -	1.54x	7.84x	17.14x

Semiconductor Foundries
Chartered Semiconductor Manufacturing Ltd.	$0.92	$2,319.2	$1,441.2	$3,135.6	2.60x	5.71x	150.11x
Semiconductor Manufacturing International Corp	0.14	$2,573.2	1,022.8	3,146.0	2.47x	4.03x	NA
Taiwan Semiconductor Manufacturing Co. Ltd.	1.90	$46,890.8	600.9	42,001.9	4.73x	7.36x	12.35x
United Microelectronics Corp.	0.61	$11,003.5	1,415.1	9,403.0	3.22x	6.26x	NA

High	- -	- -	- -	- -	4.73x	7.36x	150.11x
Mean	- -	- -	- -	- -	3.25x	5.84x	81.23x
Low	- -	- -	- -	- -	2.47x	4.03x	12.35x

Diversified Component Manufacturers
Analog Devices Inc.	$32.66	$11,795.5	$0.0	$9,102.7	3.69x	12.74x	16.51x
Dover Corp.	47.04	$9,591.0	1,422.3	10,723.0	1.68x	11.03x	13.66x
LSI Logic Corp.	9.45	$3,749.0	623.2	3,340.6	1.72x	11.68x	21.50x
RF Micro Devices Inc.	7.08	$1,354.9	226.9	1,431.3	1.86x	16.78x	76.51x
Skyworks Solutions Inc.	5.81	$931.6	229.3	983.9	1.29x	13.04x	26.93x
Texas Instruments Inc.	31.43	$48,969.1	318.0	45,623.1	3.25x	9.78x	14.36x

High	- -	- -	- -	- -	3.69x	16.78x	76.51x
Mean	- -	- -	- -	- -	2.25x	12.51x	28.25x
Low	- -	- -	- -	- -	1.29x	9.78x	13.66x

Overall Multiple Range
High	- -	- -	- -	- -	8.27x	16.78x	150.11x
Mean	- -	- -	- -	- -	3.22x	10.37x	34.61x
Low	- -	- -	- -	- -	1.29x	4.03x	12.35x

Source: CapitalIQ, Bloomberg, company filings.

Comparable Company Analysis — Forward Multiples

($ in millions)
	Enterprise	Enterprise Value / 2006E		Enterprise Value / 2007E
	Value	Revenue	EBITDA	Revenue	EBITDA
Direct MEMS Companies
Amkor Technology Inc.	$3,581.9	1.34x	5.53x	1.28x	5.18x
DALSA Corp.	277.9	1.65x	9.50x	1.45x	7.05x
Measurement Specialties Inc.	370.8	1.97x	9.47x	1.76x	7.74x
Mems Technology Bhd	70.1	4.76x	6.26x	3.96x	5.73x
Mems USA Inc.	47.6	NA	NA	NA	NA
MEMSCAP S.A.	118.1	6.02x	NM	3.94x	28.04x

High	- -	6.02x	9.50x	3.96x	28.04x
Mean	- -	3.15x	7.69x	2.48x	10.75x
Low	- -	1.34x	5.53x	1.28x	5.18x

Semiconductor Foundries
Chartered Semiconductor Manufacturing Ltd.	$3,135.6	1.99x	4.49x	1.74x	3.89x
Semiconductor Manufacturing International Corp.	3,146.0	2.02x	3.54x	1.67x	2.93x
Taiwan Semiconductor Manufacturing Co. Ltd.	42,001.9	4.17x	6.88x	3.64x	5.99x
United Microelectronics Corp.	9,403.0	2.69x	5.17x	2.34x	4.72x

High	- -	4.17x	6.88x	3.64x	5.99x
Mean	- -	2.72x	5.02x	2.35x	4.38x
Low	- -	1.99x	3.54x	1.67x	2.93x

Diversified Component Manufacturers
Analog Devices Inc.	$9,102.7	3.44x	11.08x	3.03x	9.26x
Dover Corp.	10,723.0	1.54x	9.53x	1.46x	8.97x
LSI Logic Corp.	3,340.6	1.66x	9.87x	1.54x	9.13x
RF Micro Devices Inc.	1,431.3	1.43x	9.84x	1.31x	9.05x
Skyworks Solutions Inc.	983.9	1.25x	12.74x	1.13x	9.83x
Texas Instruments Inc.	45,623.1	3.13x	9.92x	2.85x	8.86x

High	- -	3.44x	12.74x	3.03x	9.83x
Mean	- -	1.86x	10.61x	1.69x	9.25x
Low	- -	1.25x	9.53x	1.13x	8.97x

Overall Multiple Range
High(1)	- -	6.02x	12.74x	3.96x	28.04x
Mean(1)	- -	2.61x	8.13x	2.21x	8.42x
Low(1)	- -	1.25x	3.54x	1.13x	2.93x

Source: CapitalIQ, Bloomberg, company filings.

Comparable Company Analysis — Operating Results & Margins

(in millions)
	LTM			2006E(1)			2007E(1)
	Revenues	EBITDA	Margin %	Revenues	EBITDA	Margin %	Revenues	EBITDA	Margin %
Direct MEMS Companies
Amkor Technology Inc.	$2,327.6	$457.1	19.6%	$2,669.3	$648.0	24.3%	$2,788.6	$691.8	24.8%
DALSA Corp.	151.2	23.5	15.6%	168.1	29.3	17.4%	191.3	39.4	20.6%
Measurement Specialties Inc.	163.1	27.7	16.9%	188.1	39.2	20.8%	210.1	47.9	22.8%
Mems Technology Bhd	12.6	5.1	40.4%	14.7	NM	NA	17.7	12.2	NA
Mems USA Inc.	8.4	(2.7)	NM	NA	NA	NA	NA	NA	NA
MEMSCAP S.A.	14.3	(3.4)	NM	19.6	1.5	7.8%	30.0	4.2	14.0%

High	- -	- -	40.4%	- -	- -	24.3%	- -	- -	24.8%
Mean	- -	- -	23.2%	- -	- -	17.6%	- -	- -	20.6%
Low	- -	- -	15.6%	- -	- -	7.8%	- -	- -	14.0%

Semiconductor Foundries
Chartered Semiconductor Manufacturing Ltd.	1,206.6	549.6	45.5%	1,571.9	698.7	44.4%	1,799.9	805.1	44.7%
Semiconductor Manufacturing International Corp.	1,273.6	781.5	61.4%	1,554.4	889.8	57.2%	1,887.3	1,073.6	56.9%
Taiwan Semiconductor Manufacturing Co. Ltd.	8,880.4	5,710.2	64.3%	10,072.5	6,104.8	60.6%	11,527.2	7,007.1	60.8%
United Microelectronics Corp.	2,923.4	1,501.4	51.4%	3,491.9	1,818.1	52.1%	4,021.3	1,992.9	49.6%

High	- -	- -	64.3%	- -	- -	60.6%	- -	- -	60.8%
Mean	- -	- -	55.6%	- -	- -	53.6%	- -	- -	53.0%
Low	- -	- -	45.5%	- -	- -	44.4%	- -	- -	44.7%

Diversified Component Manufacturers
Analog Devices Inc.	2,469.7	714.7	28.9%	2,648.1	821.5	31.0%	3,007.0	983.2	32.7%
Dover Corp.	6,379.0	972.3	15.2%	6,963.1	1,125.2	16.2%	7,328.9	1,195.2	16.3%
LSI Logic Corp.	1,945.1	286.1	14.7%	2,009.6	338.5	16.8%	2,175.8	366.1	16.8%
RF Micro Devices Inc.	770.2	85.3	11.1%	1,000.0	145.5	14.5%	1,090.2	158.2	14.5%
Skyworks Solutions Inc.	765.3	75.5	9.9%	785.8	77.2	9.8%	869.1	100.1	11.5%
Texas Instruments Inc.	14,024.0	4,665.0	33.3%	14,558.7	4,596.9	31.6%	16,012.1	5,150.3	32.2%

High	- -	- -	33.3%	- -	- -	31.6%	- -	- -	32.7%
Mean	- -	- -	18.8%	- -	- -	20.0%	- -	- -	20.7%
Low	- -	- -	9.9%	- -	- -	9.8%	- -	- -	11.5%

Innovative Micro Technology, Inc.(2)	16.5	(0.9)	NM	25.4	3.2	12.5%	45.5	9.1	20.1%

Source: CapitalIQ, Bloomberg, company filings.

(1)          IBES estimates.

(2)          IMT projections represent management estimates per business plan presentation dated 3/16/06.

Market Multiple Method

Valuation Market Multiples for the Comparables were derived based on publicly available financial information. TEV is defined as the book value of the Company’s debt, net of excess cash, and preferred equity (where book value approximates fair market value) plus the market value of the Company’s common equity. The market value of the common equity is computed by multiplying the number of shares outstanding by the current stock price.

Consideration was given to the range of multiples as well as the mean multiples. We consider the TEV/Revenue multiple to be most meaningful and appropriate due to the Company’s negative EBITDA and EBIT margins to date.

IMT’s EBITDA is projected to increase from approximately ($0.9) million as of the LTM period ended April 1, 2006 to approximately $3.2 million for the calendar year ending December 31, 2006. IC considered the merits of applying the Market Multiple to IMT’s projected EBITDA. Ultimately, however, IC believes it is not appropriate to base a valuation estimate on a multiple of EBITDA as sufficient uncertainty exists regarding the Company’s ability to execute on its projections. The EBITDA multiple analysis included herein is for informational purposes only, and does not factor in to the Transaction Consideration range.

The common equity per share calculation is based on a fully-diluted share count of 15.6 million shares. This share count includes shares outstanding as of April 1, 2006, as well as in-the-money warrants.

Fully Diluted Shares Outstanding

(millions)		Strike Price
	Shares	Per Share
Total Shares Outstanding 4/1/06	12.6	NA
Investor Group Warrants	0.5	$0.30
W.R. Hembrecht Warrants	0.1	$3.00
Employee/Director Exchanged Options (1)	2.4	$0.30
Fully Diluted Shares	15.6

(1)          On 4/27/05, the Company offered its employees the opportunity to exchange outstanding stock options issued under the IMT 2001 Stock Incentive Plan for new options with an exercise price of $0.30.  Of the 2.4 million new options, 1.5 million will be fully vested on 10/31/06.

IC determined that, due to current run-rate production level not being reflected in the LTM figures, multiples of projected CY 2006 financial results were most appropriate for a valuation estimate. To arrive at a revenue multiple range, IC applied a 10.0% to 20.0% discount to the Comparables’ 2006E revenue multiple range to account for IMT’s weak historical operating performance, uncertainty regarding the Company’s ability to execute on its financial projections, and uncertainty regarding the Company’s ability to secure additional capital needed to finance growth.

Market Approach — Revenue Multiple Analysis

($ in million, except per share)	Based on 2006E Valuation Metrics
CY 2006E Revenue	$25.4	$25.4
Unadjusted Revenue Multiple	2.61x	2.61x
Discount to Multiple	20.0%	10.0%
Multiple	2.08x	2.34x
Implied Enterprise Value	$53.0	$59.6

(-) Long-Term Debt as of 4/1/06 (1)	($9.7)	($9.7)

(-) Book Value of Preferred Stock as of 4/1/06	($14.2)	($14.2)

(+) 80% of Appraisal Value of Robin Hill Business Park	$16.0	$16.0

Implied Equity Value	$45.1	$51.7

Shares Outstanding	15.6	15.6

Implied Equity Value per Share	$2.88	$3.30

Note: Assumes sale/leaseback of the Robin Hill Business Park.

(1)          IC does not view the Company’s cash balance as excess due to the cash burn rate and the cash required for projected 2007 capital expenditures, and as such, the Company’s debt is not netted against cash in the calculation of TEV.

To arrive at an EBITDA multiple range, IC applied a 10.0% to 20.0% discount to the Comparables’ 2006E EBITDA multiple range to account for IMT’s weak historical operating performance, uncertainty regarding the Company’s ability to execute on its financial projections, and uncertainty regarding the Company’s ability to secure additional capital needed to finance growth. IC also adjusted 2006E EBITDA to reflect incremental rent expense associated with a sale/leaseback of the Robin Hill Business Park. As previously mentioned, the EBITDA multiple analysis presented below is for informational purposes only, and does not factor in to the Transaction Consideration range.

Market Approach — EBITDA Multiple Analysis

($ in million, except per share)	Based on 2006EValuation Metrics

CY 2006E EBITDA	$3.2	$3.2
Estimated Rent Expense	(1.4)	(1.4)
Adjusted CY 2006E EBITDA	$1.8	$1.8
Unadjusted EBITDA Multiple	8.52x	8.52x
Discount to Multiple	20.0%	10.0%
Multiple	6.81x	7.67x
Implied Enterprise Value	$11.9	$13.4

(-) Long-Term Debt as of 4/1/06 (1)	($9.7)	($9.7)

(-) Book Value of Preferred Stock as of 4/1/06	($14.2)	($14.2)

(+) 80% of Appraisal Value of Robin Hill Business Park	$16.0	$16.0

Implied Equity Value	$4.0	$5.5

Shares Outstanding	15.6	15.6

Implied Equity Value per Share	$0.26	$0.35

Note: Assumes sale/leaseback of the Robin Hill Business Park.

(1)          IC does not view the Company’s cash balance as excess due to the cash burn rate and the cash required for projected 2007 capital expenditures, and as such, the Company’s debt is not netted against cash in the calculation of TEV.

As set forth above, applying the range of selected multiples to the Company’s projected CY 2006 Revenue and EBITDA implies a range of estimated TEVs. From the estimated TEV, the implied range of share prices can be determined by deducting IMT’s outstanding net debt and dividing by the number of shares outstanding.

There are several other factors which might reasonably be expected to reduce the implied TEV of the Company including the following: (i) the illiquidity of an investment in the Company; (ii) the historical instability and concentration of the Company’s customer base; and (iii) the risk associated with raising capital to fund the Company’s growth.

Discounted Cash Flow (“DCF”) Approach

The fundamental premise of the DCF Approach is to estimate the available cash flows a prudent investor would expect a company to generate over its remaining life.

The estimated available cash flows for each year are discounted to their present value equivalent using an appropriate rate of return to determine present value. The residual or terminal value of the business at the end of the projection period is estimated, discounted to its present value equivalent, and added to the present value equivalent of the discrete projection period estimated cash flows to estimate the TEV of a subject company. Total debt is then subtracted from the subject company’s TEV and cash is added resulting in the value of the subject company’s implied equity value.

The following outlines the steps involved in applying the DCF analysis: (i) determination of future cash flows based upon the projections; (ii) selection of an appropriate discount rate for the subject company’s projections; (iii) determination of a residual or terminal value for the subject company; and (iv) determination of the TEV and resulting equity value for the company.

Determination of Future Cash Flows

In its analysis, IC relied on the Company’s cash flow projections for CY 2006 through 2010, as provided by IMT’s management (the “IMT Management Projections”), as well as discussions with management.

The table below presents the Company’s projected financial results for the projected calendar years ending 2006 through 2010.

IMT Management Projections

($ in millions)	Projected Calendar Year Ending December 31,
	2006E	2007E	2008E	2009E	2010E
Orders	$28.1	$45.6	$82.3	$113.0	$145.0
Backlog	7.1	11.5	29.2	46.2	61.2

Net Revenue	$25.4	$45.5	$65.9	$96.0	$130.0
Growth %	146.8%	79.0%	44.7%	45.8%	35.4%

Cost of Revenue(1)	20.7	35.3	50.2	69.2	92.5
Gross Profit	4.7	10.2	15.7	26.8	37.5
Margin %	18.6%	22.4%	23.8%	27.9%	28.9%

Research & Development	0.8	0.9	1.0	1.2	1.4
SG&A	2.4	3.2	3.8	4.5	5.3
Income from Operations	1.6	6.1	10.9	21.1	30.8
Margin %	6.3%	13.4%	16.5%	22.0%	23.7%

Depreciation & Amortization	1.6	3.0	5.3	8.0	10.7

EBITDA	3.2	9.1	16.2	29.1	41.5
Margin %	12.5%	20.1%	24.6%	30.4%	32.0%

Capital Expenditures	4.0	27.5	10.8	10.8	10.8

Source: Company Business Strategy presentation provided by IMT on 3/15/06.

(1)          Includes expenses related to IMT’s profit sharing plan.

Projected cash flows for the Company are summarized below.

Projection Free Cash Flow

($ in millions)	Projected Calendar Year Ending December 31,
	2006E	2007E	2008E	2009E	2010E

Total Revenue	$25.4	$45.5	$65.9	$96.0	$130.0
Growth %	146.8%	79.0%	44.7%	45.8%	35.4%
EBITDA	3.2	9.1	16.2	29.1	41.5
Margin %	12.5%	20.1%	24.6%	30.4%	32.0%

Rent Expense(1)	(1.4)	(2.0)	(2.1)	(2.2)	(2.2)

Adjusted EBITDA	1.8	7.1	14.1	27.0	39.3
Margin%	6.9%	15.6%	21.4%	28.1%	30.3%

Adjusted EBIT	0.2	4.1	8.8	19.0	28.6
Margin %	0.7%	8.9%	13.3%	19.8%	22.0%

Taxes(2)	0.0	0.0	0.0	0.0	0.0
Unlevered Net Income	0.2	4.1	8.8	19.0	28.6
(+) Depreciation and Amortization	1.6	3.0	5.3	8.0	10.7
(-) Capital Expenditures (3)	(4.0)	(27.5)	(10.8)	(10.8)	(10.8)
(+/-) Change in Working Capital	(1.1)	(6.6)	(4.2)	(5.6)	(6.9)
Unlevered Free Cash Flow	($3.3)	($27.0)	($0.9)	$10.6	$21.7

Source: Company Business Strategy presentation provided by IMT on 3/15/06.

(1)          Estimated rent expense if the Company was to execute a sales/leasback transaction.

(2)          As of 10/1/05, the Company has NOL carryforwards of approximately $40.9 million and $20.4 million for federal and state taxes purposes, respectively.

(3)          Assumes 8” Fab investment of $20 million in CY2007.

Selection of an Appropriate Discount Rate

To arrive at the present value of the cash flows available in the DCF, we used a range of discount rates between 21.0% and 23.0% (rounded), which were calculated using the Weighted Average Cost of Capital (“WACC”). WACC provides a fair return on total invested capital by weighting the expected yield rates indicated for the equity and debt components in proportion to their estimated percentages in an expected capital structure. The WACC represents the rate of return an investor would require to compensate them for the time value of their money and the risk inherent in the particular investment. The WACC is intended to reflect all risks of ownership and the associated risks of realizing the stream of projected future cash flows.

The following is a general discussion of the methods used in our derivation of the WACC:

WACC = [Rd (1-t) ×(d%)] +[Re ×(e%)]

where:
WACC	=	Weighted average cost of capital;
Rd	=	Pre-tax rate of return on debt capital;
t	=	Effective federal and state income tax rate;
d%	=	Debt capital as a percentage of the sum of the debt plus common and preferred equity capital;
Re	=	Rate of return on common equity capital; and
e%	=	Common equity capital as a percentage of the total capital

Rates of Return on Debt

The cost of debt capital is typically defined as the yield-to-maturity on comparable debt instruments traded in the public market, as adjusted for specific risk factors related to the subject company. Consequently, for purposes of our analysis, we selected the average yield of Baa-rated corporate debt to approximate the Company’s pre-tax rate of return on debt capital. According to Moody’s, the yield-to-maturity for Baa-rated debt as of May 18, 2006 is 6.74%. Consequently, applying a tax rate of 40.0% results in an after-tax cost of debt of 4.04%.

Rates of Return on Equity

The required rate of return on equity capital is estimated using the Capital Asset Pricing Model (“CAPM”). CAPM estimates the rate of return on common equity as the current risk-free rate of return on United States Treasury bonds, plus a market risk premium expected over the risk-free rate of return, multiplied by the “beta” for the stock. Beta is a risk measure that reflects the sensitivity of a company’s stock price to the movements of the stock market as a whole.

The CAPM rate of return on equity capital is calculated using the formula:

Re =Rf +[β×(Rm-Rf )] +Rs +Ris

Where:
Re	=	Rate of return on equity capital;
Rf	=	Risk-free rate of return;
β	=	Beta or systematic risk for this type of equity investment;
Rm - Rf	=	Equity risk premium; the expected return on a broad portfolio of stocks in the market (Rm) less the risk free rate (Rf);
Rs	=	Small stock equity premium; and
Ris	=	Investment specific risk

Risk-Free Rate of Return

The 20-year United States Treasury Bond rate, as published by the Federal Reserve Statistical Release, of 5.32%, was used for our valuation. The risk-free rate of return represents the return on an investment that is practically “riskless” due to the very low probability of default.

Beta

Beta is a function of the relationship between the return on an individual security and the return on the market. Beta represents the systematic risk common to all securities, which cannot be eliminated through diversification. The beta for the market as a whole, the average beta, is 1.0. Securities that have betas greater than 1.0 are viewed as more risky than the market. Conversely, securities that have betas less than 1.0 are deemed less risky than the market. We calculated the appropriate beta coefficient to apply in our calculation of the cost of equity based on those of the six chosen Comparables. We de-levered the Comparables’ equity betas to eliminate the effect of leverage on each company’s equity beta, and re-levered them according to the average of the Comparables’ debt/equity ratio. This analysis resulted in a re-levered beta of 1.42.

Equity Risk Premium

The equity risk premium is the return investors require over and above the risk-free return, to compensate them for the additional risk involved in investing in non-Treasury bonds. This additional risk, in terms of the cost of capital, is the degree of uncertainty as to the realization of the expected future returns. We selected an equity risk premium of 7.1%, based on Ibbotson Associates’ (“Ibbotson”) historical average of large company stocks from 1926 to 2005. The equity risk premium is multiplied by the beta to estimate an investor’s expected equity return premium over risk free investments.

Small Stock Premium

We then adjusted the CAPM rate of return by applying a premium that reflects the additional risk of investments in small companies. The determination of size is presented by Ibbotson, which uses the market value of equity of an investment to determine an applicable size premium. This premium is derived from historical differences in returns between small companies and large companies, using data published by Ibbotson. For the year ended 2005, the average premium for micro-cap companies with a market value of equity of between $1.1 million and $169.2 million is 9.8%.

Investment Specific Risk

We then evaluated the addition of an additional premium that reflects the specific risk of the Company. Risks which we believe affect the valuation of the Company include, but are not limited to: (i) the illiquidity of an investment in the Company; (ii) risks associated with the Company achieving its CY 2006 — 2010 projections; and (iii) the historical instability and concentration of the Company’s customer base. However, for conservatism, we did not apply an additional company-specific risk premium.

Based on the data presented above, we calculated a WACC of 21.0% to 23.0% (rounded).

Midyear Discounting Convention

For purposes of our analysis, we have assumed that the Company’s projected cash flows are received at midyear, approximating the effect of receiving the cash flows more or less evenly throughout the year.

Determination of Terminal Year Growth Factor

The terminal value used in the DCF approach is essentially an estimate of the value of the enterprise as of the end of the final period for which cash flow projections have been made. It is necessary to compute this value because, although we are confident that the Company will remain a viable going-concern beyond the final period, we cannot project with enough certainty the cash flows to be generated in any given period.

For purposes of this analysis we used the “growing perpetuity method” using the projected free cash flow as the basis for terminal value. The growing perpetuity method is appropriate in cases where a large portion of a company’s value is in its terminal value, as a multiples method approach would effectively be a market approach.

The free cash flows projected in the final period is adjusted to arrive at a level of cash flow for the first year beyond the projection period which is representative of the future cash-generating capability of the Company. This “normalized” cash flow figure incorporates expectations of the level of investment required to maintain the business into the future, as well as the return on investment that the business can be expected to sustain. The normalized cash flow figure is then capitalized as a growing perpetuity by the previously determined discount rate, adjusted for some level of growth which can be expected into perpetuity. The following is a representation of the growing perpetuity method formula:

T =	CFn
r-g

Where:
T	=	Terminal value
CFn	=	Normalized cash flow
R	=	Discount rate
G	=	Growth rate in perpetuity

The terminal value is then discounted back to the present using the previously selected discount rate.

Discounted Cash Flow - Summary

($ in millions, except per share)	Valuation Range
Discount Rate	23.0%	21.0%

Perpetuity Growth Rate	2.0%	4.0%

Present Value of 5-year Free Cash Flow	($9.6)	($9.2)
Present Value of Terminal Value	37.5	51.2
Enterprise Value	27.8	42.0
Long-Term Debt	(9.8)	(9.8)
Book Value of Preferred Stock	(14.2)	(14.2)
80% of Appraisal Value of Robin Hill Business Park	16.0	16.0
Equity Value	19.8	34.0
Equity Value per Share (1)	$1.27	$2.18

(1)          Based on 15.6 million fully diluted shares.

Valuation Summary

The different valuation methodologies applied by IC resulted in the following range of implied equity values per share:

As the table above illustrates, the Transaction Consideration range of $2.08 to $2.74 represents a reasonable range of value and is fair from a financial point of view.